Exhibit No. 21

Subsidiaries of the Registrant

The following is a complete and accurate list of all subsidiaries of the Company, the state or other jurisdiction of their incorporation or organization and other names, if any, under which they conduct business.

Name of Entity	State or Other Jurisdiction of Incorporation or Organization	Other Names Under Which It Conducts Business
Greenview Power, Inc.	Minnesota	None